FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        August, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   August 8, 2003

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities have not been and will not be registered under the United States Securities Act of 1933. Accordingly, except as permitted under the Underwriting Agreement, these securities may not be offered or sold in the United States of America or to or for the account or benefit of a U.S. person as defined in Regulation S under the U.S. Securities Act of 1933 and this short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States. See “Plan of Distribution”. Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Miramar Mining Corporation, at 300 — 889 Harbourside Drive, North Vancouver, British Columbia V7P 3S1, Telephone: (604) 985-2572.

Short Form Prospectus

New Issue	August 7, 2003

MIRAMAR MINING CORPORATION
$30,030,000
14,300,000 Common Shares
$2.10 per Common Share

This short form prospectus qualifies the distribution of 14,300,000 common shares (the “Shares”) of Miramar Mining Corporation (the “Company” or “Miramar”) pursuant to an underwriting agreement dated July 28, 2003 (the “Underwriting Agreement”) between the Company and each of BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Salman Partners Inc., Haywood Securities Inc. and Westwind Partners Inc. (collectively, the “Underwriters”). The price per Share was determined by negotiation between the Company and the Underwriters. The Company has also granted to the Underwriters an option (the “Option”), exercisable in whole or in part until 48 hours prior to closing of the offering, to purchase up to an additional 2,400,000 common shares (the “Additional Shares”) of the Company at the offering price set forth above for further gross proceeds of $5,040,000. The outstanding common shares of Miramar are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “MAE” and on the American Stock Exchange (the “AMEX”) under the symbol “MNG”. On August 6, 2003, the closing price of the Company’s common shares on the TSX was $2.14. The TSX has conditionally approved the listing of the Shares and the Additional Shares subject to the Company fulfilling all of the requirements of the TSX on or before October 28, 2003. The Company has applied to list the Shares and the Additional Shares on AMEX. Listing will be subject to the fulfilment by the Company of all the listing requirements of AMEX.

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Company(2)

Per Common Share . . . . . . . . . . . . . . . . . . . . . . .	$2.10	$0.105	$1.995
Total(3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$30,030,000	$1,501,500	$28,528,500
Total if Option fully exercised(3) . . . . . . . . . . . . . .	$35,070,000	$1,753,500	$33,316,500

Notes: (1)

The Company has agreed to pay to the Underwriters a cash commission equal to 5% of the gross proceeds realized from the sale of the Shares and any Additional Shares. As additional consideration, the Underwriters will receive common share purchase warrants (the “Underwriters’ Warrants”) exercisable by the Underwriters for a period of 18 months from the closing of the offering entitling the Underwriters to purchase in the aggregate such number of common shares of the Company (the “Underwriters’ Shares”) as is equal to

5% of the number of Shares and Additional Shares sold in the offering at an exercise price of $2.10 per Underwriters’ Share. See “Plan of Distribution”.
(2)	Before deducting expenses of this offering, estimated to be $200,000.
(3)	The Company has granted to the Underwriters an Option exercisable, in whole or in part, until 48 hours prior to closing of the offering, to purchase up to an additional 2,400,000 Additional Shares.

        The Underwriters, as principals, conditionally offer the Shares and any Additional Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters by Gowling Lafleur Henderson LLP, counsel for the Company, and by Fasken Martineau DuMoulin LLP, counsel for the Underwriters.

        This short form prospectus qualifies the distribution of the Shares and any Additional Shares issued upon exercise, in whole or in part, of the Option (see “Plan of Distribution”). This short form prospectus also qualifies the distribution to the Underwriters of the Underwriters’ Warrants.

        Dundee Securities Corporation is a wholly-owned subsidiary of Dundee Wealth Management Inc. Dundee Wealth Management Inc. holds, directly or indirectly, or exercises control or discretion over, more than 10% of the outstanding common shares of the Company. As a result, the Company may be considered to be a “related issuer” of Dundee Securities Corporation under applicable Canadian securities legislation. See “Related Issuer”.

        The Shares and any Additional Shares will be eligible for investment under certain statutes as set out under “Eligibility for Investment” herein.

        Investment in the Shares or Additional Shares involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. See “Risk Factors”.

        It is expected that definitive certificates evidencing the Shares will be available for delivery at closing which is expected to occur on or about August 14, 2003 or such later date as may be agreed to by the Underwriters but in any event no later than September 2, 2003. The Underwriters may effect transactions intended to stabilize or maintain the market price for the common shares of the Company at levels above that which might otherwise prevail in the open market; see “Plan of Distribution”.

        In this short form prospectus, except where otherwise indicated, all references to “dollars” or “$” are to Canadian dollars.

ii

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	1
DOCUMENTS INCORPORATED BY REFERENCE	2
FORWARD-LOOKING STATEMENTS AND RISK FACTORS	3
THE COMPANY	4
BUSINESS OF THE COMPANY	4
RECENT DEVELOPMENTS	9
DETAILS OF THE OFFERING	9
CONSOLIDATED CAPITALIZATION	9
USE OF PROCEEDS	9
PLAN OF DISTRIBUTION	10
DESCRIPTION OF SHARE CAPITAL	11
RELATED ISSUER	11
RISK FACTORS	12
LEGAL MATTERS	12
AUDITORS, TRANSFER AGENT AND REGISTRAR	12
PURCHASERS' STATUTORY RIGHTS	13
AUDITORS' REPORT - HOPE BAY GOLD CORPORATION INC	14
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF HOPE BAY BOLD FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000	15
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF HOPE BAY GOLD FOR THE PERIODS ENDED MARCH 31, 2002 AND 2001	39
CERTIFICATE OF THE COMPANY	C-	1
CERTIFICATE OF THE UNDERWRITERS	C-	2

ELIGIBILITY FOR INVESTMENT

        In the opinion of Gowling Lafleur Henderson LLP, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Underwriters, based on legislation in force as of the date hereof and subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations, related guidelines and prescribed criteria thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, standards, written procedures, guidelines or goals and, in certain cases the filing of such policies, standards, written procedures, guidelines or goals, the common shares offered by this short form prospectus, if issued on the date hereof, would not be precluded as investments under the following statutes:

Bank Act (Canada)	The Insurance Act (Manitoba)
Cooperative Credit Associations Act (Canada)	The Trustee Act (Manitoba)
Insurance Companies Act (Canada)	The Pension Benefits Act (Manitoba)
Pension Benefits Standards Act, 1985 (Canada)	Pension Benefits Act (Ontario)
Trust and Loan Companies Act (Canada)	Loan and Trust Corporations Act (Ontario)
Financial Institutions Act (British Columbia)	Trustee Act (Ontario)
Pension Benefits Standards Act (British Columbia)	Insurance Act (Ontario)
Loan and Trust Corporations Act (Alberta)	Trustees Act (New Brunswick)
Alberta Heritage Savings Trust Fund Act (Alberta)	Pension Benefits Act (New Brunswick)
Employment Pension Plans Act (Alberta)	Trust and Loan Companies Act (Nova Scotia)
Insurance Act (Alberta)	Trustee Act (Nova Scotia)
Financial Administration Act (Alberta)	Pension Benefits Act (Nova Scotia)
The Pension Benefits Act, 1992 (Saskatchewan)	Insurance Companies Act (Newfoundland and Labrador)
Pension Benefits Act, 1997 (Newfoundland and Labrador)

        In the opinion of such counsel, as of the date hereof, the Shares are qualified investments for the purposes of the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, “Deferred Income Plans”) and for trusts governed by registered education savings plans within the meaning of the Tax Act. In the opinion of such counsel, based in part on a certificate of an officer of the Company as to certain factual matters, the Shares will not, on the date hereof, be “foreign property” for the purposes of Part XI of the Tax Act for Deferred Income Plans and other persons subject to tax under Part XI of the Tax Act and the Regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed by the Company with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference and form an integral part of this short form prospectus:

(a)

the audited comparative financial statements for the fiscal year ended December 31, 2002, together with the notes thereto and the auditors’ report thereon contained in the Company’s 2002 annual report;

(b)

the unaudited comparative interim financial statements for the three months ended March 31, 2003 and the notes thereto contained in the Company’s first quarter report, together with the Management’s Discussion and Analysis of Financial Condition and Results of Operations for such interim financial statements;

(c)

the management proxy circular dated April 24, 2003 prepared in connection with the annual general meeting of the shareholders of the Company held on May 22, 2003, with the exception of the sections entitled “Human Resources Committee Report” by Miramar’s Human Resources Committee, “Performance Graph” and “Corporate Governance”;

(d)

the annual information form of the Company for the fiscal year ended December 31, 2002, dated May 20, 2003, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2002 (contained in the Company’s 2002 annual report) incorporated therein by reference (“Annual Information Form”); and

(e)	the material change report dated July 31, 2003 with respect to new developments at the Hope Bay Project and this offering.

        Any document of the type referred to in the preceding paragraph and any material change report (excluding confidential reports) filed by the Company with a securities commission or any similar authority in Canada after the date of this short form prospectus and prior to the completion or withdrawal of this offering shall be deemed to be incorporated by reference into and form an integral part of this short form prospectus. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and prospective subscribers for Shares or Additional Shares should review all information contained in this short form prospectus and the documents incorporated by reference before making an investment decision.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

        Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Miramar Mining Corporation, at 300 — 889 Harbourside Drive, North Vancouver, British Columbia V7P 3S1, Telephone: (604) 985-2572.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

        This short form prospectus, and the documents incorporated herein by reference, contain forward-looking statements. Forward-looking statements include, but are not limited to, all statements about the Company’s plans, intentions or expectations and statements that are not statements of historical fact. Statements about mineral reserves and resources may also be deemed to be forward-looking statements in that they constitute estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be mined. In some cases, forwarding-looking statements can be identified by the use of words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved or other variations of these words or phrases, or other comparable words or phrases.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

•	risks and uncertainties relating to the interpretation of drills results, the geology, grade and continuity of mineral deposits;

•	results of initial feasibility or scoping, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•	the potential for delays in exploration or development activities or the completion of feasibility studies; orisks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•	risks related to commodity price fluctuations;

•	the uncertainty of profitability based upon the Company’s history of losses;

•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•	risks related to environmental regulation and liability;

•	political and regulatory risks associated with mining and exploration;

•	other risks and uncertainties related to the Company’s prospects, properties and business strategy; and

•	the risks and uncertainties described in this prospectus, including those incorporated by reference, including without limitation those set forth under the heading “Risk Factors” in this prospectus and in the Annual Information Form.

        Forward-looking statements are made based upon management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against placing undue reliance on forward-looking statements.

THE COMPANY

Name and Incorporation

        Miramar Mining Corporation (“Miramar” or the “Company”) was incorporated under the British Columbia Company Act by memorandum and articles on January 11, 1983. The memorandum of the Company was amended on July 17, 1989 to change the Company’s name to Miramar Mining Corporation, on May 24, 1991 to increase the authorized capital from 20,000,000 to 100,000,000 shares without par value and on August 4, 1994 to increase the authorized capital from 100,000,000 to 500,000,000 shares without par value. Its head office is located at 300 – 889 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3S1, and its registered office is located at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

        Reference to the “Company” or “Miramar” includes the Company and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires.

Intercorporate Relationships

        The following table sets forth the name of each material subsidiary of the Company as at the date of this prospectus, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Company in such subsidiary.

		Percentage
Name of Subsidiary	Jurisdiction of Incorporation	Ownership(1)

Miramar Mining Canada Limited(2)	Ontario	100%
Miramar HBG Inc.(3)	Quebec	100%
Miramar Con Mine Ltd.	Ontario	100%
Miramar Giant Mine Ltd.	British Columbia	100%
Miramar Hope Bay Ltd.	Northwest Territories	100%
660209 B.C. Ltd.	British Columbia	100%

Notes:

(1)	Represents, in the case of each subsidiary, the percentage of voting shares held directly or indirectly by the Company.
(2)	Miramar Mining Canada Limited is a holding company. It holds 100% of the common shares of Miramar Hope Bay Ltd., Miramar Con Mine Ltd. and Miramar Giant Mine Ltd.
(3)

Miramar HBG Inc. holds 100% of the common shares of 660209 B.C. Ltd., which holds a 50% interest in the Boston 1 and 5 mineral claims. Miramar Hope Bay Ltd. holds the remaining 50% interest in the Boston 1 and 5 mineral claims.

BUSINESS OF THE COMPANY

        The Company is a Canadian mineral production and exploration enterprise which owns the Hope Bay gold exploration project in Nunavut and the Con and Giant operating gold mines in Yellowknife, Northwest Territories.

Hope Bay Project

        The Company, through its 100% owned subsidiaries, Miramar Hope Bay Ltd. (“Miramar Hope Bay”) and Miramar HBG Inc. (“Miramar HBG”), owns and operates the Hope Bay Project, a gold exploration project located in Nunavut, Canada.

        The Hope Bay Project comprises a group of concession agreements with Nunavut Tunngavik Incorporated, the incorporated body representing the Inuit people of Nunavut, and federal mineral claims and mining leases located in Nunavut, 65 km east of Bathurst Inlet and 685 km northeast of Yellowknife. The Hope Bay Project area comprises an area of 1,078 km2 and forms one continuous block that is approximately 80 km long by up to 20 km wide. Personnel, supplies and equipment are flown into the site, generally from Yellowknife using float, wheel or ski-equipped aircraft. The Hope Bay Project area is also accessible by barge or ship to Hope Bay and Roberts Bay on the Arctic Ocean from mid-July to the end of September. In the winter, air strips on the ice are able to accommodate planes as large as a Hercules to bring in equipment and supplies.

        The Company acquired 50% of its interest in the Hope Bay Project in December 1999 through Miramar Hope Bay. The Company acquired the other 50% of its interest in a business combination with Hope Bay Gold Corporation Inc. (“Hope Bay”) consummated on May 23, 2002. See the audited consolidated financial statements of Hope Bay for the years ended December 31, 2001 and 2000 and unaudited interim consolidated financial statements of Hope Bay for the periods ended March 31, 2002 and 2001, all of which financial statements are included herein.

        Miramar has planned a major exploration program for the Hope Bay Project in 2003 comprised of 43,000m of core drilling and 4,500m of reverse circulation drilling. The majority of this work was targeted to focus on the favourable 11km long Deformation Zone trend in the Madrid area and related structures. The second major component of the exploration was a proposed 9,000m preliminary evaluation of the depth potential of the Boston deposit. Including approximately $1.3 million on permitting and feasibility work related to the Doris North development project, expenditures at the Hope Bay Project are anticipated to total approximately $17.3 million in 2003.

        Drilling at Madrid commenced in February 2003 and, by the end of May, a 67 hole program (totalling approximately 21,800m of drilling) was completed that focused on extending known deposits located along the Deformation Zone and on evaluating untested portions of the Deformation Zone. Drilling tested for depth and strike extensions to the Suluk Zone, discovered in 2001, the newly discovered Marianas and Rand Spur areas, and favourable untested sections of the Deformation Zone between these occurrences and to the south. The most significant results from this Madrid program came from the Suluk area, where drilling in the first half of 2003 increased the strike extent of gold mineralization from 400m to 500m and the depth extent from 250m to more than 500m. This drilling defined a 10-20m thick zone of moderate grade gold mineralization that suggests potential for a large scale, bulk underground mining operation where the economics of scale could allow the economic extraction of substantially larger quantities of gold mineralization, albeit at lower overall grades than previously considered. The potential economic parameters to be applied to such a scenario will be determined as scoping studies progress.

        Significant gold values were also encountered in the South Suluk and Marianas areas at Madrid, while anomalous gold values were also encountered in a number of other areas along the Madrid trend, including the Rand Spur, Patch 7 and Bend areas.

        The deep drilling program at Boston commenced in mid-March 2003 but got off to a slow start due to excessive and unanticipated deviation in the holes. The causes of these initial problems were identified and addressed by the drilling contractor, and coring thereafter proceeded as anticipated. By late July 2003, Miramar had completed three deep holes at Boston, the results of which lead Miramar to believe that it has confirmed that Boston-style alteration and gold mineralization continues to depths of in excess of 1,000m below surface and can be traced over a strike length of more than 600m. Miramar believes the geology indicates that the alteration zone widens to depth and that it contains quartz veining and gold mineralization analogous to that seen in the B2, B3 and B4 Zones in the upper parts of the Boston system. The results of the first three deep drill holes suggest that there is potential to extend the Boston system at depth over a significant strike length, and to delineate good grade gold mineralization over these areas. The latest Boston drill hole, S03-294, stepped out 450m to the south of the deep high grade intercept in hole S03-293 and intersected significant gold mineralization within zones of alteration and quartz veining which appear to correlate with both the B2 and B3 Zones. The B2 and B3 Zones host virtually all of the gold resources at the Boston deposit, which is one of three major mineralized centres on the Hope Bay belt.

        The first two deep holes drilled at Boston, S03-290/290W and S03-293, intersected zones of alteration and quartz veining which seem to correlate with both the B2 and B3 Zones, which host virtually all of the mineral resources at Boston. In addition to extending the zones of alteration, one of the holes intersected significant high grade gold mineralization while the other intersected widespread anomalous gold values, both within a broad zone of alteration. The alteration package appears to be widening at depth and it contains quartz veining and gold mineralization similar to the main zones and upper parts of the B2, B3 and B4 Zones of the Boston system. Hole S03-290W intercepted alteration and mineralization zones tentatively correlated with the B2, B3 and B4 Zones at significantly greater depths than previously tested, with associated anomalous gold values. Hole S03-293 intercepted a zone of high grade gold mineralization, including abundant visible gold, within a broader zone of anomalous gold values and alteration that is believed to correlate with the B2 Zone some 300-500m above.

        A number of mineralized zones have also been intercepted in the portions of drill holes S03-295 and S03-295W completed to date, with local significantly anomalous gold values. These zones are all contained within sediments to the east of the main mineralized trends at Boston. Of particular interest is a new discovery of a zone of blue quartz veins intersected in both the initial hole (at approximately 635-645m) and the wedged hole (at approximately 561m). A similar horizon was intersected in drill hole S03-293 at approximately 900m. These parallel zones suggest that there may be potential for significant gold mineralization in the sediments east of the volcanics that host all the currently known gold zones at Boston. Drilling is continuing.

        The summer exploration program at Hope Bay commenced in mid-July 2003 and focuses on the Madrid and Boston areas, with some exploration continuing in a number of other areas. Major components of the summer program are outlined below.

    1.        Drilling at the Suluk Zone is currently underway to test the potential to extend the mineralization along strike and to depth as there has been only limited drilling below 300m and Miramar considers that excellent potential remains to expand the Suluk Zone both along strike and to depth.

    2.        Drilling will also test the potential of the Rand Spur zone, where a more than 50m-thick zone of gold mineralization and alteration, similar in style to that of the Suluk Zone, hosted in similar rocks, was intersected in 2003. While grades were lower than Suluk, the results are similar to those from the first pass drilling in the Suluk area; the results suggest that Rand Spur warrants additional testing.

    3.        Deep drilling continues at Boston, where a fourth hole, targeting 350-400m below previous intercepts, is expected to approach its target depth in August 2003. An additional hole has been commenced as a pilot hole that will facilitate the drilling of multiple intercepts off the pilot hole into the target B2 horizon through the use of wedges and directional drilling equipment.

    4.        Geologic mapping, sampling and prospecting is underway to assess a number of target areas for their potential to host new deposits, with the objective of defining drill targets. These areas include the South Nexus, Gas Cache and Boston NE targets defined by previous reverse circulation drilling.

        Drilling and other exploration activities are expected to continue throughout the summer. Currently planned drilling totals approximately 8,000m in the Madrid area, with approximately 2,000m held in reserve and allocated as results warrant. Madrid drilling and other summer exploration programs are anticipated to cost approximately $4.5-5.0 million, depending on the number of meters actually drilled. Boston drill meterage and budgets will be determined on an on-going basis.

        All resource estimates previously disclosed by the Company were completed or audited by external consultants.  Following new drilling results at the Suluk deposit combined with revised interpretations of the geology in the Suluk area, some of the intercepts previously ascribed to the Suluk West, Central and East Lenses have been reassigned to the newly interpreted Suluk Footwall Zone. This reassignment will result in decreases to the resources of the Suluk West, Central, and East Zones which decreases should be offset by the addition of resources in the newly discovered Suluk Footwall Zone.  Drilling in the Suluk area is currently in progress, delineating the new zone.  A revised resource estimate is expected to be completed before the end of 2003.

        The scoping study evaluating the potential for an extension of the operating life of the high grade Doris North operation, by incorporating the Doris Connector and Doris Central area resources, is progressing and should be completed by the end of September 2003. As a result of the developments at both Boston and Suluk, the scoping studies previously announced for these areas have been deferred until the true size and nature of these deposits is better understood, as it would appear that significantly larger developments than originally contemplated may warrant consideration.

        At the end of January 2002, Miramar filed a draft Environmental Impact Statement (“EIS”) with the Nunavut Impact Review Board (“NIRB”) for the development of the high-grade Doris North project at Hope Bay.

The filing of the draft EIS initiated the formal review process by NIRB, and comments on the draft EIS have now been received. Miramar believes that none of the matters raised in the comments received on the draft EIS will prevent the Doris North project from proceeding towards production. Miramar anticipates collecting additional information during the summer of 2003 and filing a final EIS in the fall of 2003. Miramar believes that permits will not be issued until the first half of 2004. Miramar is evaluating options to reschedule the planned mine development, which could allow for production to commence at Doris North in the fall of 2005, approximately six months later than previously anticipated, subject to obtaining all permits on acceptable terms and arranging required financing following a positive production decision being made.

        Miramar’s gold mineral reserves at the Doris North development project are estimated as follows as at December 31, 2002:

Category(1)	Tonnes	Grade g/t	Contained oz (000s)

Probable	458.2	22.0	323.9

Note:
(1)     Calculated at a gold price of US$325 per ounce. Includes 39% total mining dilution and 95% mining extraction.

Con Mine

        The Company, through its 100% owned subsidiary, Miramar Con Mine Ltd. (“Con Ltd”), owns and operates the Con Mine, an underground gold mine located near Yellowknife, Northwest Territories, Canada. The Con Mine has operated for 58 of the 65 years since it commenced production in 1938 (it was on care and maintenance from 1941 to 1945 and closed during most of 1998 and part of 1999 as a result of strike action by the hourly workers) and has produced more than five million ounces of gold. Production has come from a number of shear zones with a total strike extent exceeding 18 miles.

        Miramar purchased Con Ltd. on October 14, 1993 and immediately embarked on a broad program of operating cost reductions and ceased operation of the autoclave until certain modifications could be completed. During 1994 and 1995, Con Ltd. expanded the mill capacity to 1,400 tons per day and increased the capacity of the Bluefish Power Plant from 3.5 megawatts to 7.5 megawatts. In the fourth quarter of 1997, in response to continued low gold prices and high operating costs, Con Ltd. made the determination to reduce production from the Con Mine to 600 tons per day from 1200 tons per day and to reduce its workforce by 35%. The Con Mine did not produce gold from May 1998 through April 1999 as a result of a strike by hourly union workers. Following the settlement of the strike in April 1999, Con Ltd. recommenced operations at the Con Mine based upon the reduced production plan developed in the fourth quarter of 1997. During the third quarter of 1999, plans were implemented to commence refractory ore processing in the first quarter of 2000 through the autoclave at a rate of an additional 300 tons per day bringing total Con Mine production to 900 tons per day.

        Gold production from the Con Mine was 102,880 ounces in 2000, 104,798 ounces in 2001 and 98,037 ounces of gold in 2002. During the quarter ended March 31, 2003, the Con Mine produced 23,383 ounces of gold.

        Cash operating costs for the Company’s combined Yellowknife operations (Con and Giant mines) were US$264 per ounce, US$257 per ounce and US$246 per ounce for the 2000, 2001 and 2002 fiscal years, respectively. For the first three months of 2003, cash operating costs were US$314 per ounce.

        A number of issues affected the Con Mine during the second quarter of 2003. On May 2, 2003 the mill temporarily ceased processing ore as the freeboard level in the tailings pond rose at a rate quicker than it could be discharged. There was no spill or discharge into the environment of effluent, as all effluent was contained within the tailings pond. The water treatment plant commenced operation on April 30, 2003 and reduced water levels in the tailings pond sufficiently to allow the mill to resume operation on May 24, 2003. Mining continued throughout the period and, with the excess processing capacity available in the mill, Miramar anticipates processing all stockpiled free mill ore by the end of the third quarter of this year. At the Con Mine second quarter production was also adversely affected by shortfalls in grade and tonnage from the free milling ore and the refractory AW Trend ore. Miramar has initiated an active review of the Con Mine operations to assess whether a sustainable level of positive cash flow from its gold production can be achieved. The results of this review will be available during the third quarter of 2003.

        As a result of the recent operating challenges at the Con Mine, the Company anticipates that the second quarter financial performance and the carrying value of the Con Mine will be negatively impacted. The Company anticipates reporting a loss for the second quarter. The net book value for the Con Mine for property, plant and equipment (excluding the Bluefish hydroelectric facility which was sold on April 4, 2003) and materials and supplies inventory at March 31, 2003 was $14.2 million.

        On May 14, 2003 Miramar and its subsidiary Con Ltd. were notified that they had been charged under the Northwest Territories Waters Act with the unlawful deposit of tailings effluent at the Con Mine in 2001 and 2002 and failing to comply with the Con Mine water licence. These incidents are unrelated to the freeboard tailings pond issues in the second quarter of 2003. These charges have not had and are not expected to have a material adverse affect on the operation of the Con Mine. Counsel for the Company and Con Ltd. are currently gathering evidence and analyzing the particulars of the alleged offences in order to advise the Company and Con Ltd. in relation to responding to the charges.

Giant Mine

        The Company, through its 100% owned subsidiary, Miramar Giant Mine Ltd. ("Giant Ltd."), owns and operates the Giant Mine located near Yellowknife, Northwest Territories and near the Company's Con Mine.

        Giant Ltd. acquired the Giant Mine including its mineral assets, plant and equipment on December 14, 1999 from the Department of Indian and Northern Development (“DIAND”) for nominal cash consideration and a lump sum payment of $425,000 for parts and materials inventories. The agreement provides that DIAND will indemnify Giant Ltd. from all environmental liabilities related to operations of the Giant Mine prior to the acquisition of the mine by Giant Ltd. Giant Ltd. has issued promissory notes totalling $6.8 million as security against the reclamation costs of Giant Mine. The notes are secured solely by the assets of the Giant Mine and are only due on default of the Giant Mine water licence.

        The agreement between Giant Ltd. and DIAND provided that Giant Ltd. could elect to transfer the mine back to DIAND after operating the mine for two years. Giant Ltd. notified DIAND that it would return the Giant Mine effective December 14, 2001; however, an agreement was reached with DIAND to amend the existing agreement to extend Giant Ltd.‘s operation of the mine. The amended agreement provides that DIAND will fund environmental compliance and holding costs at the Giant Mine from December 15, 2001 throughout the period of extended operations at a rate of $300,000 per month. These costs were previously borne by Giant Ltd.

        The Giant Mine produced 21,510 ounces of gold in 2000, 25,361 ounces in 2001 and 23,889 ounces of gold in 2002. In the first quarter of 2003, the Giant Mine produced 4,854 ounces of gold. In the second quarter of 2003, a shortfall in both mined grade and tonnage at Giant Mine resulted from delays in development work at the mine; however, it is expected that the shortfall will be processed in the second half of 2003.

Other

        The Company owns approximately 2.0% of Northern Orion Exploration Ltd. (“Northern Orion”), a TSX listed company with various interests in mineral properties located in Latin America.

        In August 2001, Miramar Hope Bay and Hope Bay sold to Sherwood Mining Corporation (“Sherwood”), a TSX Venture Exchange listed company, approximately 10,000 hectares in 11 Crown mineral claims on the Elu greenstone belt (the “Elu Belt”) in Nunavut in exchange for the issuance of common shares and common share purchase warrants of Sherwood. As a result of these transactions, and following the business combination with Hope Bay, the Company indirectly owns approximately 40.2% of the issued and outstanding shares of Sherwood and holds warrants which, if exercised, would increase the Company’s ownership to 57.4% of Sherwood based on its existing issued and outstanding share capital. The warrants are exercisable to purchase 10,000,000 common shares of Sherwood at a price of $0.25 per share until August 14, 2003. In the event that Miramar exercised the warrants, Sherwood would become a subsidiary of the Company, and the Company would be required to consolidate Sherwood’s financial results. Miramar does not currently intend to exercise these warrants.

RECENT DEVELOPMENTS

Private Placement

        On June 26, 2003, Miramar completed the sale by way of private placement to Canadian investors of 3,572,000 flow-through common shares at $2.10 per share for gross proceeds of $7,501,200. Miramar will use the proceeds of the private placement to incur Canadian Exploration Expenditures as defined in the Tax Act. Miramar will renounce the tax deductions in relation to such expenditures to the investors, enabling them to reduce their Canadian taxable income by the purchase price of the flow-through common shares. Miramar paid commissions of $437,850 and issued brokers warrants to purchase 208,500 common shares for one year at $2.10 per share to a Canadian registered securities dealer for its services in relation to the private placement. The distribution of these common shares was not qualified by a prospectus and, as a result, such shares are subject to a statutory hold period until October 27, 2003.

DETAILS OF THE OFFERING

        The offering consists of 14,300,000 Shares. For a description of the attributes of the Shares, see “Description of Share Capital”. In addition, the Underwriters have the Option to purchase up to an additional 2,400,000 Additional Shares.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the capitalization of the Company at specified dates and as adjusted to give effect to this offering. See “Description of Share Capital” and, for a description of the private placement giving rise to a change in the share capital of the Company since December 31, 2002, see “Recent Developments”.

			Outstanding as at March 31, 2003 after
	Outstanding at	Outstanding at March 31,	giving effect
Capital	December 31, 2002	2003	to this offering(1)

Common Shares	$313,808,000	$312,421,000	$348,587,389(1),(2)
(authorized - 500,000,000 shares)	(123,143,673 shs)	(123,447,466 shs)	(141,916,996 shs)(1),(2)
Contributed Surplus	$688,000	$688,000	$688,000

Notes:

(1)

Reflects the issuance of 14,300,000 Shares pursuant to this offering less the Underwriters’ fee and estimated expenses of the offering, but excludes the 2,400,000 Additional Shares which may be issued upon exercise of the Option. See “Plan of Distribution.” Also reflects the issuance of 3,572,000 flow-through common shares of the Company at a price of $2.10 per flow-through common share on June 26, 2003, less the agent’s fee and expenses of that private placement. See “Recent Developments”. Includes 597,530 common shares issued under warrants or stock options exercised after March 31, 2003 and prior to the date of this prospectus.

(2)

Excludes an aggregate of 6,529,416 common shares of the Company reserved for issuance upon the exercise of options granted to certain of the Company’s executive officers, directors and employees (2,915,939 shares); upon exercise of options granted by Hope Bay to its executive officers, directors and employees and assumed by the Company on completion of the business combination with Hope Bay (2,128,650 shares); and upon the exercise of previously issued brokers warrants (1,484,827 shares). Also excluded are the up to 835,000 common shares reserved for issue upon the exercise of the Underwriters’ Warrants, assuming the Underwriters exercise the Option, which Underwriters’ Warrants will be issued at the closing of this offering.

USE OF PROCEEDS

        The gross proceeds to be received by the Company from the issue and sale of the Shares will be $30,030,000, ($35,070,000 if the Option is fully exercised). The net proceeds to be received by the Company will be $28,328,500, ($33,116,500 if the Option is fully exercised) after payment of the Underwriter’s fee of $1,501,500 ($1,753,500 if the Option is fully exercised) and after deducting expenses of the issue estimated at $200,000. The Company intends to use the net proceeds of the offering for exploration and, if warranted, development, of the Hope Bay Project and, since additional specific projects, potential acquisitions and other corporate initiatives have not yet been identified, as general working capital.

        Cash flow, if any, from operations and the proceeds, if any, realized on the exercise of outstanding warrants and options will also be added to working capital. Miramar intends to retain these funds as a reserve to cover any future cash shortfalls, or to provide additional capital to commence new, or expand currently planned, exploration programs. Pending such uses, the net proceeds will be invested in interest bearing, investment grade securities.

        The amount actually expended for the purposes described above could vary significantly depending on, among other things, the progress of the Company’s exploration programs. The Company intends to use the funds as stated in this prospectus; however, there may be circumstances where for sound business reasons a re-allocation of funds may be necessary. Accordingly, management of the Company will have broad discretion in the application of the proceeds of the offering.

PLAN OF DISTRIBUTION

The Offering

        Under an agreement (the “Underwriting Agreement”) dated July 28, 2003 between the Company and BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Salman Partners Inc., Haywood Securities Inc. and Westwind Partners Inc. (collectively, the “Underwriters”) as underwriters, the Company has agreed to sell, and the Underwriters have severally agreed to purchase, as principal, on or about August 14, 2003 or such later date as may be agreed to by the Underwriters but in no event later than September 2, 2003 (the “Closing Date”), 14,300,000 Shares at a price of $2.10 per Share for gross proceeds of $30,030,000. The Company has also granted the Underwriters the Option, exercisable in whole or in part at the sole discretion of the Underwriters until 48 hours prior to the time of closing on the Closing Date, to purchase up to an additional 2,400,000 Additional Shares at a price of $2.10 per Additional Share.

        The offering price of the Shares offered by the Underwriters was determined by negotiation between the Company and the Underwriters.

        The TSX has conditionally approved the listing of the Shares and the Additional Shares subject to the Company fulfilling all of the requirements of the TSX on or before October 28, 2003. The Company has applied to list the Shares and the Additional Shares on AMEX. Listing will be subject to the fulfilment by the Company of all the listing requirements of AMEX.

Qualification of Securities for Distribution

        This short form prospectus qualifies the distribution of the Shares and the Additional Shares. This short form prospectus also qualifies the distribution to the Underwriters of the Underwriters’ Warrants.

Appointment of Underwriters

        Under the Underwriting Agreement, the Company agreed to pay to the Underwriters a fee equal to 5% of the gross proceeds of the offering and to reimburse the Underwriters for certain expenses relating to this offering. In addition, the Underwriters will receive on closing Underwriters’ Warrants exercisable for a period of 18 months from the closing, entitling the Underwriters to purchase in the aggregate such number of Underwriters’ Shares as is equal to 5% of the total number of Shares and Additional Shares sold pursuant to the offering at a price equal to $2.10 per Underwriters’ Share. If all the Shares and Additional Shares are sold, the Underwriters will receive Underwriters’ Warrants exercisable to purchase an aggregate of 835,000 Underwriters’ Shares.

        The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events, including an event, action, state, condition or major financial occurrence of national or international consequence involving, among other things, the financial markets. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

        The Company also agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriter may be required to make in respect thereof. The Company has further agreed that it will not, for a period of 90 days from the Closing

Date without prior written consent of BMO Nesbitt Burns Inc., authorize, issue or sell any common shares of the Company or securities convertible into common shares of the Company, subject to certain exceptions.

        Pursuant to the policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase common shares of the Company. The foregoing restriction is subject to certain exceptions. The Underwriters may rely on such exceptions on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions in connection with this offering intended to stabilize or maintain the market price of the common shares at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Offerings in the United States

        The Shares and any Additional Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act). The Underwriting Agreement provides that the Underwriters will not offer or sell the Shares or the Additional Shares in the United States or to, or for the account or benefit of, U.S. persons, except that the Underwriters may, through certain of their U.S. broker-dealer affiliates designate accredited investors (as defined in Rule 501(a) of Regulation D under the 1933 Act) to which the Company will sell common shares in transactions that comply with the exemption from registration provided by Rule 506 under the 1933 Act. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of such securities in the United States.

        In addition, until 40 days after the commencement of this offering, an offer or sale of Shares and Additional Shares within the United States by any dealer, whether or not participating in this offering, may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an available exemption under the 1933 Act.

        Certificates representing any securities which are sold in the United States or to or for the account or benefit of a U.S. person will bear a legend to the effect that the securities represented thereby are not registered under the 1933 Act and may only be offered or sold pursuant to certain exemptions from the registration requirements of the 1933 Act.

DESCRIPTION OF SHARE CAPITAL

        The Company’s authorized capital consists of 500,000,000 common shares without par value, all of which are of the same class and, once issued as fully paid and non-assessable, rank equally as to dividends, voting powers, and participation in assets and in all other respects on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Company’s issued shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of the Company’s common shares are entitled to one vote for each share on all matters voted on at a meeting of the members. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

RELATED ISSUER

        The Company may be considered under applicable legislation to be a related issuer of Dundee Securities Corporation, one of the Underwriters participating in the offering. Dundee Securities Corporation is a wholly-owned subsidiary of Dundee Wealth Management Inc., which holds, directly or indirectly, or exercises control or direction over more than 10% of the outstanding common shares. The decision to distribute the Shares and the determination of the terms of the distribution were made through negotiations between the Underwriters and the Company. BMO Nesbitt Burns Inc. played a principal role in the structuring and pricing of the offering and in due diligence performed by the Underwriters in connection with the offering. Dundee Securities Corporation will not receive any benefit in connection with the offering other than its respective portion of the Underwriters’ fee and the Underwriters’ Warrants referred to herein payable and issuable, as the case may be, by the Company to the Underwriters.

RISK FACTORS

        An investment in the securities offered hereby involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties.

        Prospective purchasers of the securities offered hereby should give careful consideration to the risk factors contained in the Annual Information Form incorporated herein by reference. These risk factors include the Company’s history of losses; requirement for and uncertainty of access to additional capital; exploration and mining risks; dependence on the efforts and abilities of the Company’s management and upon its consultants, engineers and others for exploration, development, construction, and operating expertise; volatility of gold prices; risk of changes to applicable government regulations relating to the mining industry or to their application; risk of changes to environmental or conservation legislation, regulation or policy; impact of aboriginal land claims; uncertainty in mineral reserve or resource estimates; risk of dilution arising from the exercise of outstanding options and warrants; uncertainty in the integration of Hope Bay’s operations; work stoppages; competition in the precious metals industry; extreme weather conditions; risks associated with the acquisition of title to mineral properties; conflicts of interest arising from common directorships or office holdings between the Company and other natural resource companies or suppliers; fluctuations in the price of gold and currency exchange rate between Canadian dollars and U.S. dollars; inability to economically or fully insure against certain risks; risks arising from the use of commodity instruments to protect the selling price of certain anticipated gold production, with such instruments currently having a negative fair value; risks associated with a contingent liability arising from a re-assessment by Canada Customs and Revenue Agency in respect of a joint exploration transaction entered into in 1995; and risks associated with certain charges relating to the unlawful deposit of tailings effluent at the Con Mine.

        During the second quarter of 2003, the Con Mine did not perform to the Company’s expectations.  As a result of continued negative performance, the Company is reviewing its mine operating plans, the consequence of which may be to reduce the carrying value of the Con Mine.  This would have an adverse effect on the Company’s earnings.  Additionally, if the forecast production from the Con Mine is not cash flow positive, the Company may cease mining operations from the Con Mine earlier than currently planned, although the Con Mine mill and surface facilities would continue to operate to process all of the ore produced at the Giant Mine.  If the Con Mine is closed, the Company will be required to accelerate its payment of certain closure liabilities.

LEGAL MATTERS

        Certain legal matters relating to the issue and sale of the securities offered hereby will be passed upon for the Company by Gowling Lafleur Henderson LLP and for the Underwriters by Fasken Martineau DuMoulin LLP. As at July 28, 2003, partners of Gowling Lafleur Henderson LLP and Fasken Martineau DuMoulin LLP as a group, own less than 1% of the outstanding common shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are KPMG LLP, 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K3.

        The registrar and transfer agent for the Shares is Pacific Corporate Trust Company at its principal offices in Vancouver and Toronto.

PURCHASERS’ STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Hope Bay Gold Corporation Inc.

(A development stage company)

Consolidated Balance Sheets

As at December 31

	2001	2000
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	764,578	4,968,738
Accounts receivable	446,892	523,605
Prepaid expenses	14,395	67,408
	1,225,865	5,559,751
Refundable deposit (Note 5)	300,000	500,000
Term investments (Note 6)	1,762,500	1,562,500
Investments (Note 7)	837,500	–
Fixed assets (Note 8)	159,002	21,472
Exploration projects (Note 9)	31,968,919	27,764,679
	36,253,786	35,408,402
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	997,715	973,782
Due to a shareholder, non-interest bearing	–	161,640
Instalments on balance of purchase price	55,741	37,487
	1,053,456	1,172,909
Balance of purchase price (Note 10)	183,149	224,925
Reclamation obligation (Note 11)	650,000	650,000
Future income taxes (Note 12)	536,350	257,000
	2,422,955	2,304,834
SHAREHOLDERS' EQUITY		
Capital stock (Note 13)	70,178,390	62,836,155
Deficit	(36,347,559)	(29,732,587)
	33,830,831	33,103,568
	36,253,786	35,408,402

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

"Peter Nixon", Director, Miramar Mining Corporation

"David A. Fennell", Director, Miramar Mining Corporation

15

Hope Bay Gold Corporation Inc.
(A development stage company)

Consolidated Operations
Years ended December 31

	2001	2000
	$	$
Interest income	191,525	132,651
Expenses		
General and administration	855,634	1,124,726
Business development	2,112,476	1,697,147
Financial fees	–	353,492
Loss (gain) on foreign exchange	(5,916)	35,465
Write-down and abandonment of exploration projects	3,221,780	1,448,355
	6,183,974	4,659,185
Loss before income taxes	5,992,449	4,526,534
Income taxes (Note 12)	(597,291)	(804,816)
Net loss	5,395,158	3,721,718
Basic and diluted net loss per share (Note 13d)	$0.04	$0.04
Weighted average number of common shares outstanding	141,622,475	90,860,880

The accompanying notes are an integral part of the consolidated financial statements.

16

Hope Bay Gold Corporation Inc.
(Adevelopment stage company)

Consolidated Expenditures on Exploration Projects
Years ended December 31

	2001	2000
	$	$
Balance, beginning of year	27,764,679	14,057,974
Geology	235,153	589,736
Geochemistry	40,339	22,266
Drilling and assaying	4,106,609	7,956,119
Acquisition costs	222,964	1,372,238
Technical services	435,262	174,737
Other	3,046,220	3,979,955
Fuel, cement and other supplies held for consumption	176,973	1,060,009
	8,263,520	15,155,060
	36,028,199	29,213,034
Write-down and abandonment of exploration projects	(3,221,780)	(1,448,355)
Disposal of a part of an exploration project	(837,500)	–
Balance, end of year	31,968,919	27,764,679

The accompanying notes are an integral part of the consolidated financial statements.

17

Hope Bay Gold Corporation Inc.

(A development stage company)

Consolidated Deficit

Years ended December 31

	2001	2000
	$	$
Balance, beginning of year	29,732,587	24,125,155
Net loss	5,395,158	3,721,718
	35,127,745	27,846,873
Common share issue expenses	250,314	744,714
Future income taxes related to issue of flow-through common shares	969,500	1,141,000
Balance, end of year	36,347,559	29,732,587

The accompanying notes are an integral part of the consolidated financial statements.

18

Hope Bay Gold Corporation Inc.
(A development stage company)
Consolidated Cash Flows
Years ended December 31

	2001 $	2000 $
OPERATING ACTIVITIES		
Net loss	(5,395,158)	(3,721,718)
Adjustments for:		
Depreciation	12,727	3,461
Share-based remuneration	762,235	–
Loss on foreign exchange and others	15,188	–
Write-down and abandonment of exploration projects	3,221,780	1,448,355
Future income taxes	(690,150)	(884,000)
	(2,073,378)	(3,153,902)
Changes in working capital items		
Accounts receivable	90,093	(397,234)
Prepaid expenses	62,237	107,092
Accounts payable and accrued liabilities	(325,797)	773,064
Due to a shareholder	(161,640)	(54,704)
Cash flows from operating activities	(2,408,485)	(2,725,684)
INVESTING ACTIVITIES		
Refundable deposit	200,000	–
Term investments	(200,000)	(337,500)
Fixed assets	(3,796)	(24,933)
Exploration projects	(8,148,627)	(14,142,648)
Business acquisition (Note 4)	65,772	–
Cash flows from investing activities	(8,086,651)	(14,505,081)
FINANCING ACTIVITIES		
Balance of purchase price	(38,710)	–
Common shares and warrants	6,580,000	20,990,273
Common share issue expenses	(250,314)	(844,717)
Cash flows from financing activities	6,290,976	20,145,556
Net increase (decrease) in cash and cash equivalents	(4,204,160)	2,914,791
Cash and cash equivalents, beginning of year	4,968,738	2,053,947
Cash and cash equivalents, end of year	764,578	4,968,738
Cash flows relating to interest and income taxes are as follows:		
Interest received	191,525	132,651
Interest paid	–	353,492
Income taxes paid	54,614	–

The accompanying notes are an integral part of the consolidated financial statements.

19

Hope Bay Gold Corporation Inc.

(A development stage company)

Notes to Consolidated Financial Statements

As at December 31

1 – GOVERNING STATUTES, NATURE OF ACTIVITIES AND GOING CONCERN CONCEPT

Hope Bay Gold Corporation Inc. ("Hope Bay" or the "Company") is incorporated under Part IA of the Companies Act (Québec). The Company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The Company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 – CHANGE IN ACCOUNTING POLICIES

On January 1, 2001, the Company adopted the new recommendations issued by the Canadian Institute of Chartered Accountants ("CICA") with respect to Section 3500, Earnings per share. Under the new recommendations, the treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilution effect of warrants and options. Since the Company has incurred losses, such new recommendations did not affect the Company's previously reported diluted net loss per share for 1999 and 2000.

On January 1, 2000, the Company adopted, on a retroactive basis, the new recommendations issued by the CICA with respect to Section 3465, Income Taxes, without restating its financial statements for previous years. Under the new standards, the Company uses the tax liability method to recognize and measure future income tax assets and liabilities. In the past, the Company used the deferral method of tax allocation whereby differences between amounts reported for tax and accounting purposes resulted in deferred income and mining taxes. This change in accounting policy has no impact on the opening balance of the consolidated deficit as at January 1, 2000. However, this change resulted in accounting for, in year 2000, future income taxes of $1,141,000 in the consolidated statement of deficit, future income taxes from operating losses of $884,000 in the consolidated statement of operations and a future income tax liability of $257,000 in the consolidated balance sheet.

20

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

3 – *PRINCIPAL ACCOUNTING POLICIES*

Principles of consolidation

The consolidated financial statements include the accounts of the Company and of its wholly-owned subsidiaries, CBJ-France S.A.R.L. ("CBJ-France") and Cambiex Exploration USA, Inc. The Company's interest in Hope Bay Joint Venture is accounted for by the proportionate consolidation method.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's Management to make estimates and assumptions that affect the reported amounts of assets and liabilities shown on the balance sheets, and the reported amount of revenues and expenses on the consolidated earnings during the reporting period. Significant estimates include the carrying value of exploration projects. Actual results could differ from those estimates.

Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, term investments, accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

The fair value of the refundable deposit is not readily determinable and the fair value of the balance of purchase price is $217,000 compared to the carrying amount of $238,890.

Cash and cash equivalents

Cash and cash equivalents include the cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months which are carried at the lower of cost and quoted market value. The Company limits its concentrations of credit risk by diversifying its investments with a certain number of major financial institutions that meet its credit quality standards. Interest rates for temporary investments is 2.15% (between 5.75% and 5.80% in 2000).

Fixed assets

Fixed assets are recorded at cost and are depreciated on a straight-line basis at the following rates:

Equipment and office furniture	20% to 50%
Computer equipment	20%

Exploration projects

Exploration projects acquisition costs and expenditures on mineral exploration programs are deferred on a property by property basis until the commercial viability of the property is determined. If commercial production is achieved, the capitalized costs are amortized over the estimated useful life of the mine. If a property is abandoned or the costs to date are determined to be unrecoverable, the accumulated acquisition and exploration expenditures are charged to operations in the year in which the determination is made.

21

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

3 – PRINCIPAL ACCOUNTING POLICIES (Continued)

Reclamation obligation

Provisions for future site restoration and reclamation obligations are accrued when a reasonably definitive estimate on the cost can be made.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Basic or diluted net loss per common share

Basic net loss per common share is calculated over the weighted average number of shares outstanding during the year. The diluted net loss per share, which is calculated using the treasury method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes adopted by the Company effective January 1, 2000, the future income taxes related to the temporary differences arising at the later of the renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding charge in the statement of consolidated deficit.

Common stock options

The Company grants common stock options under its compensation plan for key employees. No compensation expense is recorded when stock options are granted to employees. The consideration paid by employees when the options are exercised is credited to capital stock.

Foreign currency translation

Monetary assets and liabilities of the CBJ-France S.A.R.L. subsidiary are translated into Canadian dollars at the exchange rate in effect at the balance sheets date, whereas non-monetary assets and liabilities are translated at the exchange rate in effect at the transaction date. Revenues and expenses are translated at the average rate in effect during the year with the exception of depreciation that is translated at the historical rate. Gains or losses on exchange arising from translation are recorded in earnings for the year, except those arising from the translation of long-term monetary liabilities. These are deferred and amortized over the remaining term of the liabilities.

22

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

4 – BUSINESS ACQUISITION

On May 1st, 2000, Hope Bay concluded an agreement in principle whereby it agreed to acquire from Cambior Inc. ("Cambior") all of the shares of CBJ-France, a wholly-owned subsidiary of Cambior. This subsidiary owns two permits as mentioned in Note 9c). In exchange for all of the shares of CBJ-France, Hope Bay transfers to Cambior all of its rights and interests in its properties in the Abitibi region plus a 1% net smelter return royalty on any gold or silver commercial production from any mine, if any, located on any part of the lands covered by the permits.

This transaction was effective on May 1st, 2001 by obtaining all of the required authorizations and finalizing the legal documentation; this transaction also provided that the transaction related to the option to acquire 50% in the two permits shall be deemed, terminated, replaced and superseded by this agreement.

This transaction was accounted for using the purchase method. The net assets acquired are detailed as follows:

	$
Cash and cash equivalents	65,773
Property, plant and equipment	146,461
Exploration projects	114,893
	327,127
Other working capital items assumed	(327,126)
Price paid based on the net book value of the assets transferred	1

5 – REFUNDABLE DEPOSIT

The refundable deposit has been paid to the prior owner of the Hope Bay Property and will be refunded once reclamation activities are completed and regulatory clearance is received.

6 – AUTHORIZED CREDIT

The Company has an operating line of credit of a maximum of $2,500,000, which must be used exclusively to issue letters of credit. This credit facility will be reviewed on April 30, 2002.

To secure the operating line of credit, the Company has granted a first hypothec in the amount of $2,500,000 on the term investments issued to the Company by its bank.

As at December 31, 2001, the amount of letters of credit outstanding totalled $1,762,500. These letters of credit expire on December 18, 2002 and relate to environmental obligations for the Hope Bay Properties.

23

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

6 – AUTHORIZED CREDIT (Continued)

The investments pledged as security have been presented on a long-term basis and include term deposits bearing 2.05% interest and maturing on December 18, 2002.

7 – INVESTMENTS

	$
5,000,000 common shares of Sherwood Mining Corporation and 5,000,000 non-transferable warrants entitling the Company to purchase one additional common share for each warrant, until August 14, 2003. The fair market value as at December 31, 2001 is $1,250,000	837,500

During the year, the Hope Bay Joint Venture agreed to sell to Sherwood Mining Corporation the property on the Elu belt in consideration of 10,000,000 units. The Company has got 50% of the consideration received by the Hope Bay Joint Venture. The shares received are subject to escrow and will be released pending the approval of the Canadian Venture Exchange at different dates until August 14, 2004.

8 – FIXED ASSETS

			2001
	Cost	Accumulated depreciation	Net book value
	$	$	$
Equipment	265,884	159,938	105,946
Office furniture	97,537	67,307	30,230
Computer equipment	32,859	10,033	22,826
	396,280	237,278	159,002

			2000
	Cost	Accumulated depreciation	Net book value
	$	$	$
Computer equipment	24,933	3,461	21,472

24

Hope Bay Gold Corporation Inc.

(A development stage company)

Notes to Consolidated Financial Statements

As at December 31

9 – *EXPLORATION PROJECTS*

	Balance December 31, 1999	2000 Expenditures	2000 Write-down / Abandonment	Balance December 31, 2000	2001 Expenditures	2001 Write-down / Abandonment or Disposal	Balance December 31, 2001
	$	$	$	$	$	$	$
Canada							
Hope Bay[a]							
Acquisition	8,328,790	1,072,810	–	9,401,600	–	–	9,401,600
Exploration	1,785,371	12,622,466	–	14,407,837	7,835,869	(837,500)	21,406,206
Payne and Duquet[b]							
Acquisition	–	–	–	–	–	–	–
Exploration	927,409	520,946	(1,448,355)	–	–	–	–
Total Canada	11,041,570	14,216,222	(1,448,355)	23,809,437	7,835,869	(837,500)	30,807,806
French Guiana[c]							
Acquisition	2,263,092	299,428	–	2,562,520	198,701	(2,761,221)	–
Exploration	753,311	639,410	–	1,392,721	228,950	(460,559)	1,161,112
Total French Guiana	3,016,403	938,838	–	3,955,241	427,651	(3,221,780)	1,161,112
Other[d]	1	–	–	1	–	–	1
Total	14,057,974	15,155,060	(1,448,355)	27,764,679	8,263,520	(4,059,280)	31,968,919

[a] The Company holds a 50% undivided interest in the Hope Bay Properties and all related assets and in the Hope Bay Joint Venture ("HBJV") forms pursuant to an agreement with Miramar Hope Bay Ltd. ("Miramar HB"). The Hope Bay Properties are gold projects located in the Nunavut Territory of Canada. Pursuant to the agreement, defaults on funding commitments by a participant would subject the defaulting participant to dilution of their interest in the joint venture. For 2002, the participants approved portions of the budget, excluding the exploration component, in the amount of $8,044,670 which is to be funded as to 50% by each venture participant.

25

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

9 – *EXPLORATION PROJECTS (Continued)*

(b) On March 8, 1999, Soquem Inc. and Virginia Gold Mines Inc. granted the Company an option to acquire an undivided ownership interest of 33 1/3% in the Payne and Duquet properties in exchange for a commitment to incur exploration expenses totaling $1,400,000 during the next four years.

(c) On January 18, 1999, the Company was granted by Cambior an option to acquire a 50% interest in the Montagnes Tortue and Maripa properties in consideration for the incurring of exploration expenditures and the exchange of the investment of the Company in a private exploration company to Cambior. The acquisition costs of $2,263,092 represent the net book value of this investment in a private company. This option was deemed, terminated, replaced and superseded by the acquisition mentioned in Note 4.

All the French Guiana exploration projects were owned since May 1, 2001 through the subsidiary, CBJ-France. CBJ-France is the sole holder of two mineral exploration permits known as the Tortue Est Permit and the Tortue Ouest Permit and located in the north-eastern part of French Guiana. The subsidiary was also granted by La Société des Mines du Bourneix ("SMB") an option to acquire a 75% undivided interest in several mineral permits located in the north-eastern part of French Guiana including : Maripa, Changement, Crique Saut, PK82, Tibouron, Camp Hervo, Carrefour Belizon, Guadeloupe Sud, Sainte-Marie and Orapu. The subsidiary has also filed two applications with the French Guiana authorities to obtain mineral exploration permits known as the Plateau Clément and Trois Pitons permits.

The subsidiary will have to incur approximately US$3,439,000 of exploration expenditures or development expenses over April 14, 2005 to acquire and maintain all the permits.

(d) The Company owns a 17.5% interest in Minera Polo Sur S.A. whose main asset is a 1% royalty right on net smelter revenues of the Polo Sur copper project in Chile. The Company also owns an undivided interest of 17% in the Abancay project in Peru.

As at December 31, 2000, the Company also owns the Abitibi properties including undivided ownership interest of 20% in the Akasaba project, 100% in Soissons, 50% in Flavrian, 25% in Dunraine, 50% in Dormex and 100% in Montbray East Block.

On May 1, 2000, the Company concluded an agreement in principle whereby it agreed to acquire from Cambior all of the shares of CBJ-France, a wholly-owned subsidiary of Cambior. This subsidiary owns the Montagnes Tortue exploration permits and is party to an agreement pursuant to which a subsidiary of the French group COGEMA grants it an option to acquire a 75% interest in several exploration permits, including the Maripa permits. In consideration, the Company transfers to Cambior all its rights and interests in its properties in the Abitibi region, i.e. in Lespérance, Akasaba, Soissons, Flavrian, Dunraine, Dormex and Montbray. This transaction will make it possible for the Company to increase its control over the Montagnes Tortue and Maripa projects and to make additional investments in the surrounding areas. In 2001, the Company obtained all the required authorizations and finalized the exchange.

26

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

10 – BALANCE OF PURCHASE PRICE

	2001	2000
	$	$
Balance of purchase price of US$150,000 (US$175,000 in 2000) without interest, payable by instalments of US$35,000 on December 31, 2002, US$50,000 on December 31, 2003 and US$65,000 on December 31, 2004	238,890	262,412
Instalments due within one year	55,741	37,487
	183,149	224,925

This balance of purchase price is related to some assets in French Guiana.

11 – RECLAMATION OBLIGATION

The reclamation obligation relates to the Hope Bay Joint Venture's estimate of cost to dismantle, recontour ground and removal of the exploration camps.

12 – INCOME TAXES

Income taxes included in the statements of earnings are as follows:

	2001	2000
	$	$
Current	92,859	79,184
Future – from operating losses	(690,150)	(884,000)
	(597,291)	(804,816)

27

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

12 – INCOME TAXES (Continued)

The provision for income taxes is different from the amount that would have resulted by applying the Canadian statutory income tax rate (federal and provincial: 40.72% in 2001 and 38.02% in 2000) as a result of the following:

	2001	2000
	$	$
Income taxes benefit at combined Canadian statutory rate (federal and provincial)	(2,440,125)	(1,720,988)
Decrease resulting from:		
Resource allowance	610,031	430,247
Unrecognized tax benefit	1,170,035	406,741
Non-deductible items and other elements	7,768	–
	(652,291)	(884,000)
Tax on large corporations	55,000	79,184
	(597,291)	(804,816)

Non-capital losses attributable to Canadian operations can be carried forward until:

	$
2002	10,000
2003	610,000
2004	383,000
2005	243,000
2006	1,273,000
2007	3,513,000
2008	3,210,000
	9,242,000

Non-capital losses attributable to French Guiana operations can be carried forward until:

	$
2002	140,900
2003	57,700
2004	31,100
2005	33,600
	263,300

28

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

12 – INCOME TAXES (Continued)

As at December 31, 2001, the deferred amortization attributable to French Guiana of $240,000 can be carried forward indefinitely.

Non-capital losses attributable to U.S. operations amount to $1,815,000 and expire in 2013.

The long-term future income tax liabilities result from differences between the tax value and book value of the following items:

	2001	2000
	$	$
Exploration projects	2,110,500	1,141,000
Unused operating losses	(1,574,150)	(884,000)
	536,350	257,000

13 – CAPITAL STOCK

Authorized
Unlimited number of shares without par value
Common shares

Class A shares, non-voting, participating pari passu with the common shares as to the right to receive dividends and distributions, convertible into common shares

	2001		2000	
	Number of shares	Amount	Number of shares	Amount
		$		$
Issued and fully paid				
Common shares				
Balance, beginning of year	132,657,863	61,815,260	77,183,029	40,366,082
Issued by way of a private placement	15,750,000	6,580,000	44,397,334	19,399,765
Issued following the exercise of purchase warrants	–	–	10,727,500	1,920,613
Issued for share based compensation of management	1,647,004	762,235	350,000	128,800
Balance, end of year	150,054,867	69,157,495	132,657,863	61,815,260
Share purchase warrants[(b)]		1,020,895		1,020,895
		70,178,390		62,836,155

29

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

13 – CAPITAL STOCK(Continued)

a) Issuance of special warrants, shares and warrants

2001

On April 26, 2001, the Company issued 7,000,000 units to Dundee Precious Metals Inc. at a price of $0.44 per unit for gross proceeds of $3,080,000. Each unit consists of one common share of the Company and 0.529 of one warrant to purchase one common share at a price of $0.55 until April 26, 2002 and at a price of $0.65 until April 26, 2003.

On July 27, 2001, the Company issued 8,750,000 shares at a price of $0.40 for gross proceeds of $3,500,000. The agents were paid a cash fee equal to 6% of the gross proceeds plus 300,000 warrants exercisable for common shares at a price of $0.40 per common share for a period of 24 months following the closing date.

2000

On April 10, 2000, the Company sold through a private placement 5,000,000 shares to the Chairman of the Board and Chief Executive Officer for $1,800,000 cash.

On May 10, 2000, the Company issued 1,750,000 shares to Lexam Exploration Inc. in exchange for mining rights in Nunavut for a value of $600,000.

On July 27, 2000, the Company issued 4,875,000 units to Resource Capital Fund II at a price of $0.41 for gross proceeds of $1,998,750. Each unit consists of one share and one-half warrant. Each warrant confers the right to purchase one share at a price of $0.55 until July 27, 2001.

On August 23, 2000, the Company issued 2,439,000 units to CMP 2000 Resource Limited Partnership at a price of $0.41 for gross proceeds of $999,990. Each unit consists of one flow-through share and one-half warrant. Each warrant confers the right to purchase one flow-through share at a price of $0.55 until February 28, 2001.

On December 14, 2000, the Company issued 10,000,000 units to Dundee Precious Metals Inc. at a price of $0.50 for gross proceeds of $5,000,000. Each unit consists of one share and one warrant. Each warrant confers the right to purchase one share at a price of $0.65 until March 31, 2001.

On December 29, 2000, the Company converted a $6,000,000 loan owing to Dundee Precious Metals Inc. into 12,000,000 units. Each unit consists of one common share and 0.9375 warrant. Each warrant can be exchanged for one share at a price of $0.65 until March 31, 2002. On the same date, the Company also issued 5,555,556 units to CMP 2000 Resource Limited Partnership and 2,777,778 units to Canada Resources LP VI at a price of $0.36. Each unit consists of one flow-through common share and one-half warrant. Each warrant can be exchanged for one flow-through share at a price of $0.46 until June 29, 2002. The gross proceeds from these last two issues is $3,000,000.

30

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

13 – CAPITAL STOCK(Continued)

b) Warrants

2000

In addition to the warrants issued in the course of the various placements referred to above, the Company issued 300,000 common share warrants to Miramar, in connection with a loan from Miramar to the Company, exercisable at a price of $0.44 per share, no later than July 27, 2005.

Furthermore, 750,000 common share warrants were issued to Dundee Precious Metals Inc., in connection with the financing required for the joint venture, exercisable at a price of $0.43 per share, no later than August 14, 2003.

The estimated value of these warrants upon issuance was credited to capital stock and the consideration was presented as an increase in expenses in the consolidated statement of operations and common share issue expenses in the consolidated statement of deficit.

1999

In addition to the warrants issued in connection with various public and private placements, the Company issued the Seller, as part of the acquisition of the Hope Bay Properties, 6,000,000 common shares warrants exercisable at prices varying between $1.70 and $7.20 per share, no later than April 17, 2003.

Moreover, 300,000 warrants to purchase common shares exercisable at a price of $0.35 per share, no later than January 6, 2005 have been issued to Miramar as part of the financing required for the joint venture.

A total of 1,000,000 common share purchase warrants was granted on December 15, 1999 as advance fees for an 18-month period. These warrants are exercisable at $0.45 per share until June 17, 2000 and $0.55 per share no later than May 1, 2002.

The estimated value of these warrants upon issuance was credited to capital stock and the consideration was presented either as an increase in exploration projects or an increase in prepaid expenses.

31

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

13 – *CAPITAL STOCK (Continued)*

The balance of the outstanding warrants is as follows as at December 31, 2001:

Exercise price and date	Number
$0.35 per share – no later than January 6, 2005	300,000
$0.40 per share – no later than July 27, 2003	300,000
$0.43 per share – no later than August 14, 2003	750,000
$0.44 per share – no later than July 27, 2005	300,000
$0.46 per share – no later than June 29, 2002	4,166,667
$0.55 per share – no later than April 26, 2002 and $0.65 per share – no later than April 26, 2003	3,703,000
$0.55 per share – no later than May 1st, 2002	1,000,000
$0.55 per share – no later than February 28, 2002	1,219,500
$0.65 per share – no later than March 31, 2002	11,250,000
$2.60 per share – no later than June 17, 2002 and $7.20 per share – no later than April 17, 2003	4,000,000
$7.20 per share – no later than April 17, 2003	2,000,000
	28,989,167

32

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

13 – *CAPITAL STOCK (Continued)*

The balance of the outstanding warrants is as follows as at December 31, 2000:

Exercise price and date	Number
$0.35 per share – no later than January 6, 2005	300,000
$0.40 per share – no later than June 29, 2001	184,737
$0.43 per share – no later than August 14, 2003	750,000
$0.44 per share – no later than July 27, 2005	300,000
$0.46 per share – no later than June 29, 2002	4,166,667
$0.55 per share – no later than May 1st, 2001	14,536,912
$0.55 per share – no later than July 27, 2001	2,437,000
$0.55 per share – no later than May 1st, 2002	1,000,000
$0.55 per share – no later than December 17, 2001	1,680,000
$0.55 per share – no later than February 28, 2002	1,219,500
$0.65 per share – no later than March 31, 2001	10,000,000
$0.65 per share – no later than March 31, 2002	11,250,000
$1.70 per share – no later than June 17, 2001, $2.60 per share – no later than June 17, 2002 and $7.20 per share – no later than April 17, 2003	2,000,000
$2.60 per share – no later than June 17, 2002 and $7.20 per share – no later than April 17, 2003	2,000,000
$7.20 per share – no later than April 17, 2003	2,000,000
	53,824,816

c) **Common stock options**

The Company granted common stock options under its remuneration plan for key employees. The options expire five years after being granted. The exercise dates vary according to each agreement.

As at December 31, 2001, the Company had authorized the issuance of 20,000,000 common shares under the plan (5,800,000 in 2000).

33

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

13 – CAPITAL STOCK (Continued)

The changes to the number of stock options outstanding are as follows:

	2001		2000	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance, beginning of year	4,750,000	0.39	1,200,000	0.24
Granted	4,200,000	0.33	3,550,000	0.44
Balance, end of year	8,950,000	0.36	4,750,000	0.39

As at December 31, 2001, outstanding options have the following features:

	Outstanding options			Exercisable options	
Exercise price	Number	Weighted average exercise price	Weighted average residual exercise period	Number	Weighted average exercise price
		$			$
$0.14 to $0.21	500,000	0.14	4.0 years	500,000	0.14
$0.22 to $0.33	4,400,000	0.31	4.1 years	1,400,000	0.31
$0.34 to $0.51	4,050,000	0.44	4.1 years	3,566,667	0.45
	8,950,000	0.36		5,466,667	0.37

On December 4, 2001, the board of directors resolved to grant 3,000,000 five-year options to purchase common shares of the Company pursuant to the Stock Option plan of the Company and to authorize the execution of services agreement with a company, of whom the president of Hope Bay is also president. The services agreement was executed on February 21, 2002 and the options are exercisable at $0.31. The vesting of the options is conditional upon Hope Bay meeting certain performance criteria, as determined by the board of directors, and as of February 21, 2002, 1,000,000 options had vested. The 3,000,000 five-year options were presented in the table above as granted during 2001.

34

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

13 – CAPITAL STOCK (Continued)

d) Loss per share

The following number of equity instruments as at December 31 were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for the periods presented :

	2001	2000
	$	$
Share purchase warrants	28,989,167	53,824,816
Common stock options	8,950,000	4,750,000
	37,939,167	58,574,816

14 – RELATED PARTY TRANSACTIONS

Dundee Precious Metals Inc. is a shareholder of the Company and has acted as an underwriter in some private placements on which $381,250 of underwriter's commissions were paid in 2001 ($60,000 in 2000). It has also lend to the Company $7,500,000 during the year 2000, on which $333,402 of interest was paid.

All transactions were accounted for at exchange value.

15 – JOINT VENTURE

The following accounts represent the shares of the Company in the joint venture:

	2001	2000
	$	$
Current assets	87,057	253,996
Total assets	34,469,400	22,517,784
Current liabilities	330,224	576,030
Total liabilities	980,224	1,226,030
Cash flows from investing activities	(7,738,517)	(12,216,960)

35

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

16 – SEGMENTED INFORMATION

The Company operates in only one sector of activity: mining exploration. The financial information by geographic sector is as follows:

	2001	2000
	$	$
Identifiable assets		
Canada	34,872,842	31,453,160
French Guiana	1,380,943	3,955,241
Chile	1	1
	36,253,786	35,408,402

17 – RECLASSIFICATIONS

Certain items in the 2000 consolidated financial statements have been reclassified to conform to the current presentation.

18 – SUBSEQUENT EVENTS

Combination

On February 18, 2002, Miramar Mining Corporation ("Miramar") and the Company announced that they had reached an agreement in principle to combine the two companies on the basis of 0.263 of a Miramar share per one Hope Bay share. Completion of the transaction will be subject to, among other things, regulatory approval and all required shareholders and court approvals. Approval of the shareholders of Hope Bay is expected by May 21, 2002.

The combination will result in Miramar and Hope Bay shareholders holding approximately 63% and 37% respectively of the shares of Miramar to be outstanding on completion of the transaction.

Each Hope Bay common stock option and warrant to acquire additional Hope Bay common shares will be assumed by Miramar.

Financial support

Miramar has agreed to provide Hope Bay with a $2,900,000 line of credit to allow Hope Bay to meet its financial obligations until the completion of the transaction. The line of credit may be drawn against an approved budget and contains customary terms and conditions, including an interest rate of LIBOR plus 3% and a 1% commitment fee and is secured by a general security agreement and hypothec on all of the assets of Hope Bay. The loan will be repayable on demand after June 30, 2002 or may be accelerated prior to such time upon the occurrence of an event of default. In default of payment of amounts outstanding, the lender may elect, at its option, to take or require payment in the form of an increase of its interest in the Hope Bay project in accordance with the terms of the Hope Bay Joint Venture agreement.

36

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

18 – SUBSEQUENT EVENTS (Continued)

Break fee

In certain circumstances, such as in the event of a competing offer for Hope Bay or its asset, which the board of directors of Hope Bay recommends its shareholders to accept, or if less than 55% of the shares issued vote in favour of the transaction, Hope Bay will be required to pay to Miramar a break fee of $1,500,000 plus its costs up to a maximum of $200,000. If Hope Bay were unable to pay all or some of the break fee, any outstanding amount would be added to the principal of the line of credit. Miramar has and will continue to invest significant time and effort in completing this proposed transaction, and this amount attempts to compensate Miramar for a decision by Hope Bay to withdraw from the proposed business combination.

French Guiana assets

The French Guiana assets of the Company are not intended to be included in this transaction. For this purpose, on March 6, 2002, the Company incorporated Ariane Gold Corp. ("Ariane") as wholly-owned subsidiary and acquired an inoperative company, Ariane Holdings (Barbados) Inc. ("Ariane Holdings"). Subsequently, Hope Bay transferred to Ariane Holdings all the shares of CBJ-France in consideration of the issue of common shares from treasury of Ariane Holdings. Ariane will acquire all Ariane Holdings common shares from Hope Bay in exchange for issuing special warrants, each entitling the holder thereof to acquire one common share in the capital of Ariane. It is expected that, if the business combination mentioned above is approved on May 21, 2002, all outstanding special warrants of Ariane may be distributed to the Hope Bay's shareholders on the reorganization of its business, concurrently with the combination of the Company with Miramar.

Subsequently, Ariane will file a prospectus ("Prospectus") with the relevant Canadian Securities Regulatory Authorities ("CSRA") to qualify, among other trades, the distribution of Ariane common shares to be issued upon the exercise of the Ariane special warrants. On the date a final receipt for the Prospectus was issued by CSRA, the Ariane special warrants will be exercised for no additional consideration for Ariane common shares. If a final receipt relating to the Prospectus has not been issued by December 31, 2002 then, on January 1, 2003, the Ariane special warrants will be exercised for no additional consideration for Ariane common shares but, such Ariane common shares will be subject to applicable resale restrictions under Canadian Securities Laws.

Acquisition of shares of Asarco Incorporated's subsidiary

On February 18, 2002, CBJ-France signed an agreement with Asarco Incorporated to purchase its subsidiary in French Guiana, Asarco Guyane Française S.A.R.L. ("AGF"). AGF holds the Camp Caiman gold project as well as the Mataroni exploration permit with another pending exploration permit. All of these are holdings located in eastern French Guiana.

37

Hope Bay Gold Corporation Inc.
(A development stage company)
Notes to Consolidated Financial Statements
As at December 31

18 – SUBSEQUENT EVENTS (Continued)

The acquisition cost of US$16,444,600 will be payable as follows:

(a) US$3,000,000 at the closing of the transaction;

(b) US$3,000,000 on the first anniversary of closing;

(c) US$2,171,000 on the second anniversary of closing;

(d) US$4,136,800 on the third anniversary of closing; and

(e) US$4,136,800 within 120 days from the commencement of commercial production of the Camp Caiman Project.

If CBJ-France, after the initial offer of shares mentioned above, completes a subsequent issue or issues of equity, 15% of the funds received in the issue shall be used to pre-pay the outstanding balance of payment using LIBOR plus 1% as a discount rate to determine the net present value of the balance. The referred payment shall be applied against the payment (e) first and then against the payment (d).

Asarco Incorporated will also receive a 1.5% net smelter return royalty on the gold commercial production from any mine, if any, located on the Mataroni and Cipanama licenses, up to a maximum of US$2,000,000.

The transaction is subject to the obtaining of all necessary government approvals, the completion of due diligence and the satisfactory negotiation, execution and delivery of a Definitive Agreement and Closing Documents.

The closing shall take place no later than the latest of (a) 30 days following the end of the Interim Period and (b) 5 days from the completion by CBJ-France of a financing. The Interim Period shall terminate to the latest of (a) 60 days after the date of acceptance of this agreement or (b) 21 days following the approval by the French Authorities.

38

HOPE BAY GOLD CORPORATION INC.
CONSOLIDATED BALANCE SHEETS

	March 31, 2002 (unaudited)	December 31, 2001 (audited)
	$	$
ASSETS		
Current assets		
Cash	377,970	764,578
Accounts receivable	473,856	446,892
Prepaid expenses	27,056	14,395
	878,882	1,225,865
Refundable deposit	200,000	300,000
Term investments	1,803,817	1,762,500
Investments	837,500	837,500
Fixed assets	140,448	159,002
Exploration projects	32,978,109	31,968,919
	36,838,756	36,253,786
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	2,012,735	997,715
Instalment on long term debt	55,773	55,741
	2,068,508	1,053,456
Balance on purchase price	183,252	183,149
Reclamation obligation	650,000	650,000
Future income taxes	428,350	536,350
	3,330,110	2,422,955
SHAREHOLDERS' EQUITY		
Capital stock	70,178,390	70,178,390
Deficit	(36,669,744)	(36,347,559)
	33,508,646	33,830,831
	36,838,756	36,253,786

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

"Peter Nixon", Director, Miramar Mining Corporation

"David A. Fennell", Director, Miramar Mining Corporation

39

HOPE BAY GOLD CORPORATION INC.
CONSOLIDATED EARNINGS

	First Quarter Ended March 31, (unaudited)	
	2002	2001
	$	$
Revenues		
Interest	**10,307**	71,374
Services	**10,907**	-
	21,214	71,374
Expenses		
Administration	**204,811**	164,682
Business development	**218,562**	395,799
Loss on foreign exchange	**28,026**	5,128
	451,399	565,609
Loss before income taxes	**430,185**	494,235
Income taxes	**(108,000)**	(134,460)
Net loss	**322,185**	359,775
Loss per common share	**0.00**	0.00
Weighted average number of common shares outstanding (in thousands)	**150,055**	132,658

40

HOPE BAY GOLD CORPORATION INC.
EXPLORATION PROJECTS

	First Quarter Ended March 31, (unaudited)	
	2002	2001
	$	$
Balance, beginning of period	31,968,919	27,764,679
Geology	125,447	57,729
Geochemistry	-	37,244
Drilling and assaying	307,554	1,358,957
Acquisition costs	-	-
Technical services	188,898	36,273
Other	387,291	1,244,867
	1,009,190	2,735,070
Balance, end of period	32,978,109	30,499,749

CONSOLIDATED DEFICIT

	First Quarter Ended March 31, (unaudited)	
	2002	2001
	$	$
Balance, beginning	36,347,559	29,732,587
Net loss	322,185	359,775
	36,669,744	30,092,362
Common share issue expenses	-	(180)
Balance at the end	36,669,744	30,092,182

41

HOPE BAY GOLD CORPORATION INC.
CONSOLIDATED CASH FLOW

	First Quarter Ended march 31, (unaudited) 2002	2001
	$	$
OPERATING ACTIVITIES		
Net loss	(322,185)	(359,775)
Adjustement for:		
Depreciation	3,655	1,501
Future income taxes	(108,000)	(137,000)
Cash flow absorbed by operations	(426,530)	(495,274)
Changes in working capital items		
Accounts receivable	(26,964)	(210,847)
Prepaid expenses	(12,661)	15,942
Accounts payable and accrued liabilities	1,015,020	1,224,058
Cash flows from operating activities	548,865	533,879
INVESTMENT ACTIVITIES		
Refundable deposit	100,000	-
Fixed assets	14,899	(5,678)
Term Investment	(41,317)	(200,000)
Exploration projects	(1,009,190)	(2,535,070)
Cash flows from investment activities	(935,608)	(2,740,748)
FINANCING ACTIVITIES		
Balance of purchase price	135	-
Common shares and warrants	-	-
Common shares issue expense	-	180
Cash flows from financing activities	135	180
Net decrease in cash and cash equivalents	(386,608)	(2,206,689)
Cash and cash equivalents, beginning of period	764,578	4,968,738
Cash and cash equivalent, end of period	377,970	2,762,049
Cash flows relating to interest and income taxes are as follows:		
Interest received	2,668	71,374
Interest paid	-	-
Income taxes paid	-	-

42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1- Governing Statutes, Nature of Activities and going concern concept

Hope Bay Gold Corporation Inc. ("Hope Bay" or the "Company") is incorporated under Part IA of the Companies Act (Québec). The Company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The Company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2- Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended December 31, 2001, except with regard to the new Recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments, effective January 1, 2002. The new Recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002 (except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments of which the Company had none).

Pursuant to the new Recommendations, the Company will account for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options will be recorded as share capital and contributed surplus. The Company discloses the pro-forma net earnings (loss) and earnings (loss) per share as if the fair value based accounting method had been used to account for stock-based compensation cost. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

43

The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

3- Combination and investment

On February 18, 2002, Miramar Mining Corporation ("Miramar") and the Company announced that they had reached an agreement in principle to combine the two companies on the basis of 0.263 of a Miramar share per one Hope Bay share.

The combination will result in Miramar and Hope Bay shareholders holding approximately 63% and 37% respectively of the shares of Miramar to be outstanding on completion of the transaction. Each Hope Bay common stock option and warrant to acquire additional Hope Bay common shares will be assumed by Miramar.

On May 21, 2002, Hope Bay shareholders voted in favour of the proposed amalgamation with Miramar. On May 23, 2002, court approval was received and the transaction closed.

Financial support

Miramar has agreed to provide Hope Bay with a $2,900,000 line of credit to allow Hope Bay to meet its financial obligations until the completion of the transaction. The line of credit may be drawn against an approved budget and contains customary terms and conditions, including an interest rate of LIBOR plus 3% and a 1% commitment fee and is secured by a general security agreement and hypothec on all of the assets of Hope Bay. The loan will be repayable on demand after June 30, 2002 or may be accelerated prior to such time upon the occurrence of an event of default. In default of payment of amounts outstanding, the lender may elect, at its option, to take or require payment in the form of an increase of its interest in the Hope Bay project in accordance with the terms of the Hope Bay Joint Venture agreement.

French Guiana assets

The French Guiana assets of the Company are not intended to be included in this transaction. For this purpose, on March 6, 2002, the Company incorporated Ariane Gold Corp. ("Ariane") as wholly-owned subsidiary and acquired an inoperative company, Ariane Holdings (Barbados) Inc. ("Ariane Holdings"). Subsequently, Hope Bay transferred to Ariane Holdings all the shares of CBJ-France in consideration of the issue of common shares from treasury of Ariane Holdings. Ariane will acquire all Ariane Holdings common shares from Hope Bay in exchange for issuing special warrants, each entitling the holder thereof to acquire one common share in the capital of Ariane. It is expected that, all outstanding special warrants of Ariane may be distributed to the Hope Bay's shareholders on the reorganization of its business, concurrently with the combination of the Company with Miramar.

44

Subsequently, Ariane will file a prospectus ("Prospectus") with the relevant Canadian Securities Regulatory Authorities ("CSRA") to qualify, among other trades, the distribution of Ariane common shares to be issued upon the exercise of the Ariane special warrants. On the date a final receipt for the Prospectus is issued by CSRA, the Ariane special warrants will be exercised for no additional consideration for Ariane common shares. If a final receipt relating to the Prospectus has not been issued by December 31, 2002 then, on January 1, 2003, the Ariane special warrants will be exercised for no additional consideration for Ariane common shares but, such Ariane common shares will be subject to applicable resale restrictions under Canadian Securities Laws.

Acquisition of shares of Asarco Incorporated's subsidiary

On February 18, 2002, CBJ-France signed an agreement with Asarco Incorporated to purchase its subsidiary in French Guiana, Asarco Guyane Française S.A.R.L. ("AGF"). AGF holds the Camp Caiman gold project as well as the Mataroni exploration permit with another pending exploration permit. All of these are holdings located in eastern French Guiana.

The acquisition cost of US$16,444,600 will be payable as follows:

(a) US$3,000,000 at the closing of the transaction;

(b) US$3,000,000 on the first anniversary of closing;

(c) US$2,171,000 on the second anniversary of closing;

(d) US$4,136,800 on the third anniversary of closing; and

(e) US$4,136,800 within 120 days from the commencement of commercial production of the Camp Caiman Project.

If CBJ-France, after the initial offer of shares mentioned above, completes a subsequent issue or issues of equity, 15% of the funds received in the issue shall be used to pre-pay the outstanding balance of payment using LIBOR plus 1% as a discount rate to determine the net present value of the balance. The referred payment shall be applied against the payment (e) first and then against the payment (d).

Asarco Incorporated will also receive a 1.5% net smelter return royalty on the gold commercial production from any mine, if any, located on the Mataroni and Cipanama licenses, up to a maximum of US$2,000,000.

The transaction is subject to the obtaining of all necessary government approvals, the completion of due diligence and the satisfactory negotiation, execution and delivery of a Definitive Agreement and Closing Documents.

45

The closing shall take place no later than the latest of (a) 30 days following the end of the Interim Period and (b) 5 days from the completion by CBJ-France of a financing. The Interim Period shall terminate to the latest of (a) 60 days after the date of acceptance of this agreement or (b) 21 days following the approval by the French Authorities.

4 - Segmented information

The Company operates in only one sector of activity: mining exploration. The financial information by geographic sector is as follows:

	As at March 31, 2002	As at December 31, 2001
	$	$
Identifiable assets		
Canada	35,361,147	34,872,842
French Guiana	1,477,608	1,380,943
Chile	1	1
	36,838,756	36,253,786

5 - Outstanding Shares

The number of outstanding shares, warrants and common stock options are as follows:

	As at May 29, 2002	As at March 31, 2002	As at December 31, 2001
Common Share	150,054,867	150,054,867	150,054,867
Warrants	15,519,667	16,519,667	28,989,167
Common Stock Options	8,950,000	8,950,000	8,950,000

46

CERTIFICATE OF THE COMPANY

DATED: August 7, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

[signed]
ANTHONY P. WALSH
President and
Chief Executive Officer

[signed]
ELAINE BENNETT
Vice President
and Controller
(Chief Financial Officer)

On Behalf of the Board of Directors

[signed]
WILLIAM E. STANLEY
Director

[signed]
CHRISTOPHER POLLARD
Director

C-1

CERTIFICATE OF THE UNDERWRITERS

DATED: August 7, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador.

BMO NESBITT BURNS INC.

[signed]
By: James G. Rogers

CANACCORD CAPITAL CORPORATION	DUNDEE SECURITIES CORPORATION	SALMAN PARTNERS INC.
[signed] By: Peter M. Brown	[signed] By: Richard M. Cohen	[signed] By: Alan C. Herrington

HAYWOOD SECURITIES INC.

[signed]
By: John D. Willett

WESTWIND PARTNERS INC.

[signed]
By: David M. Beatty

C-2